July 6, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (703) 720-1185

Mr. Richard D. Fairbank
President and Chief Executive Officer
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

Re: **Capital One Financial Corporation**
 Form 10-K for Fiscal Year Ended December 31, 2005
 Amended Form 10-K for the Fiscal Years Ended December 31, 2005 and 2004
 Amended Form 10-Q for the Fiscal Quarters Ended March 31, 2005,
  June 30, 2005, and September 30, 2005
 File No.001-13300

Dear Mr. Fairbank:

 We have reviewed your response letter dated July 5, 2006 and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December, 2005
Consolidated Financial Statements
Note 1 – Significant Accounting Policies

Loan Securitizations, page 79

1. We note your response to comments 1 and 2 from our letter dated June 30, 2006 in which you state that securitization decisions are made subsequent to origination of the loan and your intent with respect to the loans ultimately securitized only changes when a securitization transaction is contemplated. Please reconcile these assertions with your statement in your July 5, 2006 response letter that loans expected to be securitized within three months following the balance sheet date are excluded from the allowance for loan loss calculation. It seems that if you are able to determine which loans should be excluded from the allowance for loan

losses calculation, you would be able to make similar determinations about held-for-sale classification upon origination or acquisition of the loans.

2.   We note that you have classified proceeds related to the securitization of consumer loans as investing activities based on your original intent and classification of the loans as held for investment. However, using the example provided in your June 22, 2005 response to comment 1, please tell us how you determined that the decision not to classify these receivables as held-for-sale would have been quantitatively immaterial to your consolidated statements of income and cash flows for each quarterly and annual period presented.

Note 22 – Derivative Instruments and Hedging Activities, page 112

3.   We note your response to comments 3 and 4 from our letter dated June 30, 2006 and have no further comment at this time based upon the materiality analysis you have provided.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Haynes, Reviewing Accountant at (202) 551-3424 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant

CC (via fax): Steve Richter (804) 290-2997